Exhibit 5

FLUID MUSIC CANADA, INC.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

For The Three and Six Months Ended June 30, 2009

(Expressed in U.S. Dollars)

Dated August 15, 2009

The following Management’s Discussion and Analysis (“MD&A”) of Fluid Music Canada, Inc.’s (the “Company” or “Fluid”) financial condition and results of operations as of June 30, 2009, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2009. For additional information and details, readers are referred to the Company’s continuous disclosure filings which can be found on www.sedar.com (“SEDAR”). All amounts herein are stated in U.S. dollars, unless otherwise noted.

Forward-Looking Statements

This MD&A contains “forward-looking statements” which reflect the current expectations of management of the Company regarding the Company’s future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “should”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavour”, “seek”, “predict”, “potential” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management of the Company. Forward-looking statements involve significant risks, uncertainties and assumptions.  In particular, such forward-looking statements assume that the Company’s current products, technology, and pricing models remain competitive in a rapidly changing digital music market.  Such forward-looking statements also assume, to an extent, the Company’s ability to identify attractive, complementary acquisition targets, negotiate acceptable acquisition terms, and obtain acquisition financing on reasonable terms, all factors subject to rapidly evolving market conditions.  Furthermore, future acquisitions, or other strategic business decisions that are required by a changing music market and challenging capital markets, may have the effect of transforming the Company’s business model substantially beyond what is described in this MD&A.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in greater detail in the “Risk Factors” section of this MD&A and in the Company’s annual information form (“AIF”) dated March 31, 2009, filed on SEDAR. The following MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Fluid Music Canada Inc. for the three and six months ended June 30, 2009.

The Company assumes no obligation to publicly release any revision to any forward-looking statements contained in this MD&A, except as required by law.

RESTATEMENT

One

As described in Note 13, the Company recognizes the expense associated with their stock option plan over the vesting period.

In the quarter ending March 31, 2009, the Company overstated this expense by $69,951, and rectified this error by understating the expense by the same amount for the quarter ending June 30, 2009.

The resulting adjustment is as follows:

Three months ended June 30, 2009
Adjusted
General and administrative	$69,951
Retained Earnings (As at April 1, 2009)	$(69,951)

Six months ended June 30, 2009
No impact

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Two

As described in Note 10, the promissory note on acquisition bears interest at 7 percent per annum.  In the quarters ending March 31, 2009 and June 30, 2009, the Company did not recognize the interest which had accrued.

The resulting adjustment is as follows:

Three months ended June 30, 2009
Adjusted
Interest Expense	$17,500
Accrued Expenses	$(17,500)

Six months ended June 30, 2009
Interest Expense	$35,000
Accrued Expenses	$(35,000)

Three

Certain accounts have been reclassified for improved transparency as follows:

Three months ended June 30, 2009
Adjusted
Deferred cost of goods sold	$34,947
Prepaid and deferred expenses	$(67,947)
Deferred cost of goods sold, non-current portion	$33,000

Six months ended June 30, 2009
Interest Expense	$(114,480)
Other (Income) Expense	$114,480

The net impact on the Financial Statements is as follows:

Three months ended June 30, 2009

	Reported	Adjusted	Restated
General and administrative	$1,304,013	$69,951	$1,373,964
Retained earnings as at April 1, 2009	(41,307,681)	52,451	(41,255,230)
Interest expense	31,740	17,500	49,240
Accrued expenses	(1,888,090)	(35,000)	(1,923,090)
Deferred cost of goods sold	522,625	34,947	557,572
Prepaid and deferred expenses	279,190	(67,947)	211,243
Deferred cost of goods sold, non-current portion	551,222	33,000	584,222

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six months ended June 30, 2009

	Reported	Adjusted	Restated
Interest Expense	$128,502	$(79,479)	$49,023
Accrued Expenses	(1,888,090)	(35,000)	(1,923,090)
Other (Income) Expense	—	114,480	114,480
Retained Earnings	(41,408,011)	(35,002)	(41,443,013)

Overview

Fluid’s principal areas of focus are 1) seeking profitable acquisition targets, and 2) growing Trusonic, Inc’s (“Trusonic”) Internet music and messaging business.

Fluid’s principal operating subsidiary, Trusonic, delivers music and messaging services across the Internet to a wide range of retail and hospitality businesses.  Fluid has assembled a significant music library from a diverse network of producers including major label, independent and emerging artists.  Moreover, Fluid owes relatively low royalties for use of a significant portion of its library.  Management believes that this represents a meaningful competitive advantage for Trusonic.

Acquisitions have played a significant role in Fluid’s development, and will play a transformative role in its future growth.  Acquisition multiples have been depressed by current economic conditions, creating an opportune moment for buyers holding cash, such as the Company.  The Company retains a significant cash balance, and continues to strive to reduce its cash outflows in order to preserve its buying power.  Additionally, Management has substantial experience in identifying, acquiring, growing and selling businesses, and believes it can add value to selected target businesses.  Future acquisitions may or may not be related to music; accordingly, the nature of the Company’s business may change significantly depending on the nature of future acquisitions.

Overall Performance

In the quarter ended June 30, 2009, Trusonic continued to grow and attract major new clients to its service.   Significant new client relationships established in the quarter include Select Comfort, Anna’s Linens, and Au Bon Pain restaurants.  Because of the subscription-based sales arrangements and long-term nature of typical Trusonic-client relationships, significant new clients create a recurring revenue stream that typically extends several years into the future.  While Trusonic’s business is not immune from the current negative economic conditions, Management is optimistic regarding Trusonic’s future growth prospects.

The Company is committed to executing accretive transactions and continues to pursue a variety of opportunities.  Management believes that the Company is well-positioned in this regard given its cash balance, market conditions, and experience with pursuing an acquisition-based strategy.

Management strives to preserve its cash in order to retain maximum flexibility in its acquisition strategy.  Accordingly, the Company has reduced its cost base for the sixth consecutive quarter and continues to examine its cost structure for savings and operational efficiencies across a number of endeavours including facilities, personnel and certain variable costs.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Factors

While the risks and uncertainties regarding the Company’s business have not materially changed from those discussed in the Company’s AIF, the ongoing negative economic environment warrants additional reminder of the following risk factors:

Financing Risk

Given the weakness of capital markets worldwide, there is an increased risk that the Company may not be able to obtain the additional debt or equity financing it may require to consummate future acquisitions.

While Management believes that the Company possesses sufficient cash resources to execute its business plan, an inability to access acquisition financing, or financing at a reasonable cost, could affect the Company’s ability to grow. Given the uncertainty surrounding equity and debt markets, Management cannot gauge with certainty to what extent this may be a problem and for how long it may persist.

Economic Contraction

The economy of the United States of America, where the Company presently generates virtually all of its revenues, remains weak. Economic experts are divided as to the likely length of this recession. The Company’s principal operating business, Trusonic, primarily serves retail and hospitality businesses. These businesses will be negatively affected by the country’s ongoing economic difficulties. There is a significant risk that Trusonic’s revenues could be materially affected by the bankruptcy or rationalization of a portion of its existing client base. A material reduction in revenue would negatively impact the Company’s net loss and cash position.

Achieving Profitability

The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s ability to locate sufficient customers who will purchase its products and use its services; and the Company’s ability to generate sufficient cash revenues.

If the Company’s revenue grows more slowly than anticipated, the Company is unable to find an acquisition sufficiently profitable to support the Company’s cash outflows, or if the Company’s operating expenses are higher than expected, the Company may not be able to achieve, sustain or increase profitability, in which case the Company’s financial condition will suffer and the Company’s stock price could decline. Failure to generate sufficient cash revenues could also cause the Company to go out of business.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Three months Ended June 30, 2009 (unaudited)	Three months Ended June 30, 2008 (unaudited)	Six months Ended June 30, 2009 (unaudited)	Six months Ended June 30, 2008 (unaudited)
Statement of Operations Data
Total revenue	$1,380,717	$1,053,617	$2,703,735	$2,028,474
Total costs and operating expenses (including amortization)	1,622,119	4,184,928	4,554,043	8,842,239
Loss from operations	(241,402)	(3,131,311)	(1,850,308)	(6,813,765)
Net loss	(187,782)	(6,414,393)	(1,834,362)	(10,358,479)
Loss per share (basic and diluted)	$(0.00)	$(0.17)	$(0.03)	$(0.28)
Total assets	19,035,429	29,970,243	19,035,429	29,970,243
Total long-term liabilities	711,120	1,287,739	711,120	1,287,739

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue

The Company’s revenue streams are described in the following table:

	Three months Ended June 30, 2009	Three months Ended June 30, 2008	Six months Ended June 30, 2009	Six months Ended June 30, 2008

Programming and Broadcasting	$1,364,516	$1,037,840	$2,669,598	$1,999,079
Retail Music	16,201	15,777	34,137	29,395
Total Revenue	$1,380,717	$1,053,617	$2,703,735	$2,028,474

The Company’s revenues are derived predominantly from sales of digital music programming and messaging services to clients of Trusonic, and historically, through artist services, advertising fees, and the sale of retail music.

The Company provides programming and broadcasting services on a subscription basis to its customers, which include retailers, restaurants, department stores, hotels and business offices, pursuant, typically, to three year contracts. These services include background music, messaging, telephone on-hold and other music services. The operation of these services requires the use of an MBox, the Company’s media player, which is provided to the subscribers’ locations by outright sale or lease arrangements.

Revenue for the quarter ended June 30, 2009 grew $327,000 compared to the prior year comparable period, primarily through the growth of Trusonic’s customer base.  Trusonic revenues are composed largely of a) sales or leases of MBOX equipment, and b) monthly subscription fees related to the ongoing provision of music and messaging services.  Revenue growth on a YTD basis between comparable periods grew for similar reasons.

Retail Music revenue in the periods comprised net retail music sales from digital music downloads sold through the Internet via the ALB website, which was acquired in late December 2007.  There was little change in revenue between comparable periods.

Total Costs and Operating Expenses

The following table categorizes the expenditures for the previous three and six month periods ending June 30, 2008 and 2009:

	Three months Ended June 30, 2009	Three months Ended June 30, 2008	Six months Ended June 30, 2009	Six months Ended June 30, 2008
Cost of Revenue	$771,091	$485,066	$1,354,728	$993,494
Sales and Marketing	267,301	332,456	562,879	652,413
General and Administrative	1,373,964	3,042,588	2,709,756	6,547,405
Amortization	275,967	324,818	675,000	648,927
Exchange Loss (Gain)	(1,066,204)	—	(748,320)	—
Total Costs and Operating Expenses	$1,622,119	$4,184,928	$4,554,043	$8,842,239

Cost of revenue for the three and six months ended June 30, 2009 increased $286,025 and $361,234 respectively between the prior year comparable periods due to the growth of the music programming and broadcasting services business.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales and marketing expenses for the three and six months ended June 30, 2009 decreased $65,155 and $89,534 respectively compared to the comparable periods.  The reduction is due to the cessation or winding down of various product lines between periods, partially offset by an increase in Trusonic-related sales and marketing expenses incurred through the growth of the background music and messaging business.

General and Administrative expenses for the three and six months ended June 30, 2009 decreased $1,668,624 and $3,837,649 respectively due to a reduction in personnel expenses, and overhead during the quarter.

The Company has incurred no operating license expenses to date in 2009.    Operating license expenses in 2008 relate to the Company’s license agreement with Billboard.  In December of 2008, the Company and Billboard agreed to terminate the Company’s obligations to Billboard pursuant to a settlement agreement, and the Company’s expenses related to both the original and settlement agreements were expensed in 2008.

Amortization expense comprises amortization related to fixed assets and, to a greater extent, the amortization of the intangible assets associated with the 2007 acquisitions of Trusonic on October 17, 2007 and the ALB assets on December 21, 2007.   Amortization is roughly consistent between comparable periods.

In the three months ended June 30, 2009, the Company incurred an exchange gain, due to a gain in value of the Canadian currency versus the US dollar.  While the Company’s reporting currency is USD, the bulk of its funds are held in Canadian dollars, and exchange rate fluctuations in the year gave rise to the gain.  In the prior year period, the Company held the majority of its funds in US dollars.

Total costs and operating expenses for the three and six months ended June 30, 2009 decreased $2,562,809 and 4,288,196 respectively, from the prior year period, primarily due to the reasons previously discussed, namely, a reduction in personnel and overhead expenses and the Company’s focus on the background music and messaging business to the exclusion of more speculative product lines.

Interest Expense

The reduction in interest expense for the three and six months ended June 30, 2009 from the prior year period was primarily attributable to the termination of interest expense pertaining to a number of interest-bearing financial instruments which were converted or otherwise expunged at the Company’s initial public offering in June of 2008, namely, the warrants associated with the 12% unsecured convertible debentures issued on January 31, 2007 (the “Convertible Debentures”) and interest relating to the 15% secured convertible debentures issued to PFH Investments Limited on May 29, 2006.  The remaining interest expense for the six months ended June 30, 2009 related to promissory notes issued to the sellers of Trusonic.

Net Loss

The net loss for the three and six months ended June 30, 2009 decreased $6,226,611 and $8,524,117 respectively from the prior year period, due primarily to a reduction in personnel and overhead expenses, the Company’s focus on the background music and messaging business to the exclusion of more speculative product lines, the reduction in interest expense, and a foreign exchange gain.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary of Quarterly Results

Selected financial information for the previous eight quarters:

	Three Months Ended June 30, 2009	Three Months Ended March 31, 2009	Three Months Ended December 31, 2008	Three Months Ended September 30, 2008
Revenue	$1,380,717	$1,323,018	$1,343,023	$1,269,945
Loss from Operations	$(241,402)	$(1,608,906)	$(2,474,707)	$(2,909,062)
Net Loss	$(187,782)	$(1,646,580)	$(6,132,028)	$(2,908,798)
Net Loss per share (basic and diluted)	$(0.00)	$(0.03)	$(0.12)	$(0.06)

	Three Months Ended June 30, 2008	Three Months Ended March 31, 2008	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007
Revenue	$1,053,617	$974,857	$886,343	$5,218
Loss from Operations	$(3,131,311)	$(3,682,454)	$(2,706,983)	$(2,593,616)
Net Loss	$(6,414,393)	$(3,944,086)	$(3,029,601)	$(2,794,668)
Net Loss per share (basic and diluted)	$(0.17)	$(0.11)	$(0.09)	$(0.19)

For the three months ended June 30, 2009, revenue grew by 4%, from the three months ended March 31, 2009.  Current quarter revenue grew 31% from the prior year’s comparable quarter.  Revenue growth was driven by an increase in the active locations at Trusonic.

Loss from Operations continued to trend downwards for the fifth consecutive quarter, driven by continued reductions in the Company’s sales and marketing and general and administrative expenses, as well as the exchange gain enjoyed by the Company in the current quarter.  The Company continues to closely monitor its expenditures and adjust them downwards wherever possible.

The substantial decrease in net loss for the three months ended June 30, 2009 from the immediately prior quarter and prior year’s comparable quarter is attributable to the same factors which drove the decrease in Loss from Operations between periods.

Liquidity and Capital Resources

In 2008, the Company raised net proceeds of approximately $23,700,000 from its initial public offering (the “IPO”) after deducting offering costs, agents’ fees and expenses, and repayment of approximately $2,100,000 in debt and associated interest. The Company expects to use its cash resources to fund working capital requirements, to finance potential acquisitions and fund organic growth. Management anticipates that its available cash will be sufficient to fund operations over the next twelve months. The Company may need to access additional external funding to finance potential acquisitions depending on the transaction size, nature and financial profile of the target. While the Company’s cash balance is sufficient to execute transactions of a limited size, accessing additional acquisition financing is not guaranteed and is contingent on a number of factors, including market conditions, which are unpredictable.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash flows for the comparable periods were as follows:

	Three months Ended June 30, 2009	Three months Ended June 30, 2008	Six months Ended June 30, 2009	Six months Ended June 30, 2008
Net cash provided by (used) in operating activities	$389,766	$(1,709,499)	$(1,346,064)	$(3,685,958)
Net cash used in investing activities	$(330,647)	$(43,693)	$19,953	$(111,498)
Net cash provided by financing activities	$—	$22,103,429	$—	$23,888,955

Other than as discussed above regarding potential acquisitions, there are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company’s short-term or long-term liquidity.

The consolidated working capital of the Company as at June 30, 2009 was $11,131,106.  The total funds available to the Company as at June 30, 2009 were $13,883,990. Management intends to achieve profitability through additional acquisitions, and by driving the Trusonic business to profitability through revenue growth.  In the absence of significant acquisitions, management believes that existing cash and cash equivalents will be sufficient to satisfy the Company’s working capital requirements and organic growth for at least the next 12 months. However, management acknowledges that fundraising has been and may continue to be an integral component of Fluid’s path to success and may plan to make future raises of capital to enhance its liquidity through the sale of the Company’s equity which could result in dilution to shareholders, or by raising debt. There are no significant capital expenditures estimated during the next 12 months. If the Company is unable to generate cash flow from operations or raise debt or equity funding, it may at some juncture have to severely curtail its operations.

Operations

In the quarter ended June 30, 2009, cash provided by operating activities grew to $389,766, a change of $2,099,265 compared to the prior year. The change between the comparable periods is attributable to the changes in personnel and overhead between periods as well as the currency exchange gain recorded by the Company in the current period.

Investments

Net cash used in investing activities for the three months ended June 30, 2009 increased $286,954 compared to the prior year. The increase in investing outflow is primarily due to purchases of equipment on lease by Trusonic.

Financing

In the three and six months ending June 30, 2009, the Company did not engage in any financing activities.  Accordingly, cash flows from financing in the current periods are substantially lower from the prior year periods due to the timing of Fluid’s Initial Public Offering, which occurred in June of 2008.

Capital Structure

As at June 30, 2009, the Company’s capital structure included shareholders’ equity in the amount of $13,680,145.  The Company’s debt related to its remaining obligations on its acquisition of Trusonic was $1,000,000.  There were no off-balance sheet liabilities. The number of outstanding common shares of the

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company increased from 35,735,049 at the end of fiscal 2007 to 52,521,804 as at June 30, 2009 due to the issuance of 13,500,000 common shares in the IPO, the conversion of unsecured convertible debenture principal and interest into an aggregate of 1,780,854 common shares, 852,116 common shares issued as part of a private placement in January 2008, 363,673 common shares issued for stock option exercises and 290,112 common shares issued as a result of the exercise of warrants.  The following table provides additional share information:

Outstanding as at	June 30, 2009	December 31, 2008
Common Shares	52,521,804	52,521,804
Stock Options	7,649,991	8,216,494
Warrants	935,000	2,817,919	*

* Excludes additional warrants issuable in connection with the unsecured convertible debentures as the number could only be determined based upon the occurrence of a “Liquidity Event”, which at those dates had yet to occur.

Contractual Obligations

During the six months ended June 30, 2009, the Company and the landlords of its Culver City office space executed an amendment which terminated the Company’s obligations for all unpaid and future rent obligations in exchange for a $25,000 payment and relinquishing the letter of credit in the amount of $331,957 and a release from the Company.  All other contractual obligations detailed in the Company’s 2008 annual MD&A remain unchanged.

Commitments and Contingencies

American Society of Composers, Authors and Publishers (“ASCAP”) Agreement

The Company’s playlists include works by artists represented by ASCAP. The music industry-wide agreement between business music providers and ASCAP expired in May 1999 and on January 29, 2003, ASCAP made an application to the federal rate court in New York to seek a court-determined reasonable rate increase. The Company has been operating under an interim agreement pursuant to which it pays royalties at the 1999 rates. During August 2006, ASCAP performed an audit of royalty fees paid and determined that additional fees and finance charges were due. The Company was in disagreement with ASCAP on this matter and further contended it was not liable for any fees or finance charges relating to a number of their assertions. In the first quarter of 2009, the Company reached an agreement on a settlement amount with ASCAP regarding the audit matters raised in August 2006.  The Company has agreed to pay, and ASCAP has agreed to accept, the sum of $500,000 as consideration for settlement of all claims covering the period February 1, 2003 through December 31, 2007.  Additionally, the Company has agreed new rates with ASCAP, retroactive to January 1, 2008 which is lower than the Company’s historical contract terms. The Company has adequately accrued as consideration for settlement of all claims either ASCAP or Trusonic may have against each other arising out of ASCAP’s audit claims against Trusonic based on ASCAP’s audit covering the period February 1, 2003 through June 30, 2006.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Patent Litigation

Subsequent to the end of the period, the Company reached an agreement in its dispute with Info-Hold regarding its alleged infringement of certain parties.  Under the terms of the agreement, the Company  will pay Info-Hold a license fee that includes an on-going royalty for a license under certain of Info-Hold’s patents. The agreement resolves all pending litigation between the parties.

PFH Matter

In late August 2008, the Company received notification that PFH had filed a complaint with the Ontario Superior Court of Justice against the Company and certain officers under section 238 of the Canada Business Corporations Act (“CBCA”) alleging that the Company, when negotiating the series of amendments to the original debenture from and including September 2007, withheld data related to the issuance of share options at a strike price of $0.30 per share, such conversion price to which PFH was then entitled. In addition to damages of $35 million and among other things, PFH is seeking a declaration that the amendments to the original debenture agreement are void and that the original debenture be reinstated. The Company believes it acted properly and in accordance with the original and amended debenture agreements when it fully repaid the debenture in the amount of $1,620,000 on June 19, 2008 and has responded accordingly.

On July 2, 2009, the Company extended a confidential settlement offer to PFH.  Among the various proposed obligations of the parties under the offer, pursuant thereto but subject to regulatory approval the Company would have issued to PFH 3,333,333 shares at $0.30 per share.  This offer has since expired.  Since it is not possible to determine the final outcome of this matter and management believes that the claims are without merit, no accrual has been recorded.

Disclosure Controls and Internal Controls over Financial Reporting

The Company maintains appropriate disclosure controls and procedures and internal controls over financial reporting (each as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) to ensure that information disclosed externally is complete, reliable and timely. The Company’s Chief Executive Officer and Chief Financial Officer evaluated, or caused an evaluation under their direct supervision of, the design and operating effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as at June 30, 2009, and have concluded that such disclosure controls and procedures and internal controls over financial reporting were appropriately designed and were operating effectively,  with the exception of the following:

The Company identified a material weakness related to the Company’s accounting for stock option modifications which were initially not correctly computed or recorded.  The Company has now integrated its stock option data into a third party software package and Management believes that this process will enable it to avoid such errors in the future.  While the Company believes this process is complete, its work in this regard has not yet been reviewed by the Company’s auditors.

During 2008, the Company identified a material weakness relating to the Company’s interpretation and application of accounting principles generally accepted in Canada (“GAAP”) as it pertains to financial statement preparation.  The Company intends to remedy this by obtaining Canadian GAAP educational resources for its accounting personnel.  At June 30, 2009, this process was ongoing, and as such, the weakness is noted in this MD&A.

It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) that controls may

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override.   Management has also evaluated the Internal Control over Financial Reporting (“ICFR”) as at June 30, 2009 and has concluded that no changes to the ICFR occurred in the three months ended June 30, 2009 and the design of the Company’s ICFR provides reasonable assurance that the reliability of financial reporting and the preparation of financial statements for external purposes are in accordance with Canadian GAAP.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Related Party Transactions

During the three months ended June 30, 2009, the Company incurred board fees of $21,150 for services provided by two directors.

During the six months ended June 30, 2009, the Company incurred board fees of $46,700 for services provided by two directors.  Consulting fees of $82,500 were paid to another director in the first quarter and during the second quarter of 2009; his consulting fees were converted to regular salary.

During the three months ended June 30, 2008, the Company incurred consulting fees of $165,000 and paid $206,250 for services provided by two officers and shareholders. Additionally, in accordance with the consulting agreement for one of those officers, termination fees of $554,000 were accrued at June 30, 2008. Additionally, consulting fees of $35,000 payable to one director were incurred in connection with the IPO.

During the six months ended June 30, 2008, the Company incurred consulting fees of $337,500 and paid $440,000 for services provided by two officers and shareholders, and one director.

During the three months ended June 30, 2008, three officers advanced loans totaling $475,000 at interest rates of 1.64% per annum. These loans and interest accrued were repaid on June 20, 2008 following completion of the IPO.

Accounting Matters

Following its re-domicile to Canada, the Company adopted accounting principles generally accepted in Canada (“GAAP”) with retroactive effect for all periods presented. The Company has prepared its unaudited interim consolidated financial statements in accordance with Canadian GAAP. Because the Company’s operations are based predominantly in the United States and the Company’s functional and reporting currency is U.S. dollars, the financial disclosures herein and the unaudited interim consolidated financial statements are stated in U.S. dollars, unless noted otherwise. The Company’s significant accounting policies are presented below and described more fully in the annual audited consolidated financial statements of the Company for the year ended December 31, 2008 and the interim unaudited consolidated financial statements for the quarter ended June 30, 2009.

Critical Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, the estimates are evaluated including those related to impairment of equipment and fixtures, intangible assets and goodwill, accounts receivable, inventories and future tax assets, useful lives of equipment and fixtures, investment in affiliate,

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

capitalized website development costs, fair values of options to purchase common shares and debentures, among others. Estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ materially from these estimates.

Revenue Recognition

The Company’s revenues are derived predominantly from programming and broadcasting, including sales of music and messaging services, and historically, retail music, including advertising services and artist services fees. The Company recognizes revenue from its music and messaging services as the service is provided.  All sales are negotiated at arm’s length, with unrelated third parties. Revenue is recognized when a contract exists, prices are fixed or determinable, collectability is reasonably assured, and the goods have been delivered or services have been rendered.  Revenues from music programming and broadcasting services are recognized during the period the service is provided based upon the contract terms. As part of its arrangements for digital music programming services, the Company provides subscribers with a proprietary media player called an MBox that is integral and essential to the related services.  This equipment may be sold to subscribers.  Revenues from MBox equipment sales are deferred and recognized over the greater of the contract term and the average estimated relationship customer lives. The Company may invoice certain subscribers in advance for contracted music services.  Amounts received in advance of the service period are deferred and recognized as revenue in the period services are provided.

Accounting for Stock-based Compensation

The Company accounts for stock-based awards which require the measurement and recognition of compensation expense for all share-based payment awards made to employees, consultants and directors based on estimated fair values. The fair value of share-based payment awards is determined using a Black-Scholes pricing model, which is affected by the Company’s share price as well as assumptions regarding a number of subjective variables on the date of grant. Employee stock-based compensation is expensed using the straight-line method over the vesting period, net of forfeitures. Where applicable, non-employee stock-based compensation is measured at the earlier of completion of performances, when a performance commitment is reached or when the options have vested. Non-employee stock-based compensation is expensed in the same manner and in the same period as if the Company had paid cash for the services. The estimation of stock awards that will ultimately vest requires judgment and, to the extent that actual results differ from such estimates, such amounts will be recorded as cumulative adjustments in the period that estimates are revised. Many factors are considered when estimating forfeitures and actual results and future estimates may differ substantially from current estimates.

The offsetting entry to the stock-based compensation expense is an increase to contributed surplus by an amount equal to the related stock-based compensation expense. Upon exercise, the proceeds of the options and warrants together with the compensation recorded in contributed surplus are credited to capital stock.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investment in Affiliate

In accordance with Financial Instruments — Recognition and Measurement, Section 3855, the Company classified the investment as available-for-sale. The investment is in a private company that does not have a quoted market price in an active market. Consequently, the Company accounts for the investment under the cost method which is assessed for impairment at each balance sheet date and written down when the decline is other than temporary.

Deferred Revenue and Deferred Cost of Goods Sold

The Company recognizes equipment revenue over the average life of a subscription contract.  The Company compares the estimated subscriber service relationship period as derived from this calculation to the weighted average period based on revenues per subscriber over which revenues could be recognized.  Prospective changes are made to the period over which revenues are recognized if necessary.  The Company will also adjust current amounts recorded if there has been a material change in the subscriber service relationship since the period of the previous life study.

Revenue & Cost of Goods Sold (“COGS”) for player sales are recognized/expensed over 35 months unless the agreement is month-to-month, then the amortization period is 12 months for revenues and COGS.

Long Lived Assets including Goodwill and Other Acquired Intangible Assets

The Company reviews equipment and fixtures and intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. There were no impairment charges to the long-lived assets in any of the periods presented.

The acquired intangible assets with finite lives are being amortized on a straight-line basis over periods ranging from one to five years.

Goodwill represents the excess, at the date of acquisition, of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized and the Company tests goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that this asset may be impaired. The tests are based on the Company’s single operating segment and reporting unit structure. Goodwill impairment is assessed based upon a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. If the carrying value of the reporting unit exceeds its fair value, the Company performs a second step to determine the amount of the impairment loss. The second step involves comparing the implied fair value of the reporting unit’s goodwill with its carrying amount to measure the amount of the impairment loss, if any. The Company recorded an impairment of substantially all of its goodwill in the fourth quarter of 2008, and this impairment is discussed in greater detail in the section entitled “Impairment” on page 7 of its 2008 annual MD&A.

Financial Instruments Classification and Fair Value

Financial instruments comprise cash and cash equivalents, accounts receivable, investment in affiliate, accounts payable, bank term loan, accrued liabilities and deferred purchase price. They have been classified as one of the following: available for sale, held-to-maturity, loans and receivables, or other financial assets and liabilities. The carrying amounts of the Company’s financial instruments, including cash, cash equivalents, and restricted cash, accounts receivable, accounts payable, bank term loan and accrued

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

liabilities are recorded at approximate fair value because of their short maturities. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. Deferred purchase price was recorded at approximate fair value as the promissory notes carry fixed interest rates. The investment in affiliate is an investment in an equity instrument that does not have a quoted market price in an active market and is recorded at cost and assessed for impairment at each balance sheet date. Loans from shareholders and convertible debentures are recorded at approximate fair values as they carry interest commensurate with their risk.

Financial Risk

The Company is exposed to market risks resulting in exposure to foreign exchange rates and interest rates in the normal course of business.  The Company does not use derivative instruments to reduce its exposure.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased.

Restricted Cash and Cash Covenant

The Company established a letter of credit, whose balance at year end totaled $331,957, as discussed in Note 14 to the financial statements which is fully collateralized by cash and cash equivalents and was disclosed as restricted cash on the balance sheet.   Pursuant to its lease agreement, in February 2009, its landlords claimed the amounts held under its letter of credit of $331,957.

Accounts Receivable

The Company’s accounts receivable are recorded at the invoiced amount and are interest-bearing after 45 days unpaid. The Company evaluates each open invoice on a monthly basis to determine whether an allowance for doubtful accounts is needed. When determining that an invoice is potentially uncollectible, the Company views the creditworthiness and payment history of each customer with an outstanding invoice greater than 60 days. If determined to be uncollectible, a charge to the current period is taken and the receivable may be assigned to a collection agency for further attempts at collection.

Inventories

Inventory, consisting of MBox equipment available for sale, is accounted for using the average cost method, and is valued at the lower of cost or net realizable value. This valuation requires management to make judgments, based on currently-available information, about the likely method of disposition, such as sales to individual customers, returns to product vendors, liquidations and expected recoverable values of each disposition category. Based on this evaluation, the Company adjusts the carrying amount of its inventory to lower of cost or net realizable value.

Fixed assets

Fixed assets are stated at cost net of amortization. Amortization of equipment, furniture and software is provided for by the straight-line method over their estimated useful lives, which is generally three years.  The amortization of the MBoxes held as Equipment for lease is included in cost of revenue.

Deferred Profit on Acquired Contracts

On the date of the Trusonic acquisition, deferred revenue and deferred expenses related to the acquired contracts of Trusonic were recorded as fair value of deferred profit on acquired contracts.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are included within sales and marketing expenses in the Company’s consolidated statement of operations.

Income Taxes

The Company accounts for income taxes under the liability method of accounting where future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As at June 30, 2009, the Company had recorded a full valuation allowance equal to its total net future tax assets based upon management’s conclusion that it is more likely than not that it will fail to realize a tax benefit. When the Company re-domiciled to Canada, it became additionally subject to Canadian tax laws. The Company did not incur any significant Canadian tax expense applicable to the period ended December 31, 2008.

Segment Reporting

The Company reports its financial data as a single segment and does not separate sales of different product lines into operating segments. The Company has an evolving business model and is acquiring or organically developing assets which it can monetize into expanding and new business streams. The Company plans to use its database of songs to sell through a variety of channels, to develop a broader customer base to sell advertising and to develop new business opportunities using all of the Company’s assets. Given the interrelated decisions management makes in operating the Company, the business is managed as a single business unit and resource allocation decisions are not based upon individual operating results of different lines of business.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based upon relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they can not be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, amounts due to related parties, deposits, accounts payable and bank indebtedness approximate their fair values because of the short-term nature of these instruments.

The Company is exposed to market risks resulting in exposure to foreign exchange rates and interest rates in the normal course of business.

Comprehensive income

Comprehensive income includes net losses and all other changes in equity during a period except those resulting from investments by or distributions to shareholders.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Foreign currency translation:

Transactions and account balances originally stated in currencies other than the US dollars have been translated into US dollars using the temporal method of foreign currency translation as follows:

•                  Revenue and expense items at average exchange rates.

•                  Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market value, in which case they are translated at the exchange rate in effect on the balance sheet date.

•                  Monetary assets and liabilities at the exchange rate in effect at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Changes in Accounting Policies

On June 19, 2008, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (the “CICA”) and retroactively applied them to the consolidated financial statements ended December 31, 2007, and prospectively applied them to the consolidated financial statements ended December 31, 2008 and interim six months consolidated financial statements ended June 30, 2009.

Financial Instruments and Capital Disclosures

The issuance of Section 3862 “Financial Instruments — disclosures” and Section 3863 “Financial Instruments — Presentation” replace Section 3861 “Financial Instruments — Disclosure and Presentation” and revise disclosures related to financial instruments, including hedging instruments and carry forward unchanged presentation requirements.

Section 1535 “Capital Disclosures” requires the Company to disclose its objectives, policies and processes for managing capital and, in addition, whether the entity has complied with any externally imposed capital requirements

These standards apply to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007.  The adoption of these new accounting standards did not impact the amounts reported in the Company’s interim financial statements, however it did result in expanded note disclosure.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (EIC 173).   EIC 173 requires an entity’s own credit risk and the credit risk of the counterparty be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  The Company has determined this change had no material effect on its financial statements.

Goodwill and Intangible Assets

Effective January 1, 2009, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants’ Handbook 3064, Goodwill and Intangible Assets, which replaces CICA Handbook

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes the standards for recognition, measurement and disclosure of goodwill and intangible assets.  Under this new standard, internally generated intangible assets may be recognized in the financial statements under certain circumstances.  As a result of adopting this new standard, the Company has determined that these changes had no material effect on its financial statements.

Inventories

Section 3031 “Inventories” provides guidance on the determination of cost, including the allocation of overheads and other costs of inventory. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write-downs to realizable value when there is clear evidence that net realizable value has increased. This standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The adoption of Section 3031 has not materially impacted the Company’s consolidated financial statements and, as a result, no adjustment to opening accumulated deficit was recorded.

Recent Accounting Pronouncements

International Financial Reporting Standards

On February 13, 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the change over date to International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the impact of the required change from Canadian GAAP to IFRS on its financial reporting.  In 2009, the Company intends to engage a third party consultant to assist it in developing and implementing an appropriate IFRS changeover plan.  The impact of the transition to IFRS on the Company’s financial statements is not yet determinable.

Financial Instruments

CICA Handbook Section 3862, Financial Instruments — Disclosures has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure.

These changes are effective for the Company for its annual financial statements for the year ending December 31, 2009.  The Company has not yet determined the impact of the adoption of these changes on its financial statements.

Financial Instruments and Capital Disclosures — Recognition and Measurement

CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement has been amended to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument for accounting purposes.  These changes are effective for the Company for its interim and annual financial statements beginning on January 1, 2011.  The Company has not yet determined the impact of the adoption of these changes on its financial statements.

Business Combinations

CICA Handbook Section 1582, Business Combinations, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the accounting for a business combination.  It is the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations.  This standard is effective for the Company for interim and annual financial statements beginning on January 1,

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2011.  The Company has not yet determined the impact of the adoption of this change on its financial statements

Consolidated Financial Statements and Non-controlling Interests

CICA Handbook Sections 1601, Consolidated Financial Statements and 1602, Non-controlling Interests replace CICA Handbook Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements.  These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011.  The Company has not yet determined the impact of the adoption of these changes on its financial statements.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based upon relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they can not be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, amounts due to related parties, deposits, accounts payable and bank indebtedness approximate their fair values because of the short-term nature of these instruments.

The Company is exposed to market risks resulting in exposure to foreign exchange rates and interest rates in the normal course of business.

Disclosure of Outstanding Share Data

The Company has 52,521,804 common shares outstanding as at June 30, 2009 and as at the date of this MD&A, August 15, 2009.  Options outstanding as at June 30, 2009 were 7,649,991, and warrants outstanding were 1,101,667.

Additional disclosures and information regarding Fluid are available at www.sedar.com.